Exhibit 99.2

Sinovac Announces Phase III Results of Its COVID-19 Vaccine

BEIJING, February 5, 2021—(BUSINESS WIRE)--Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, today announced phase III results. Sinovac had started its phase III trials on CoronaVac, its COVID-19 vaccine, on July 21, 2020. Trials were conducted in Brazil, Turkey, Indonesia, and Chile. In compliance with the principles of Good Clinical Practice (GCP), the trials were conducted with the vaccine candidate produced from the same lot and following the 0, 14 day schedule. There have been a total of 25,000 participants enrolled in the trial across those four countries.

The phase III trials conducted in Brazil and Turkey evaluated the efficacy of the vaccine candidate in healthcare workers who provide treatment to COVID-19 patients. Both trial studies were randomized, double-blind, and placebo-controlled. The two trials shared the same primary endpoint of an efficacy rate 14 days after the vaccination with either vaccine candidate or placebo.

As of December 16, 2020, there were 12,396 health workers over 18 years old enrolled. A total of 253 positive cases were collected during the observation period. After 14 days following vaccination with 2 doses of vaccine following a 0, 14 day schedule, the efficacy rate against diseases caused by COVID-19 was 50.65% for all cases, 83.70% for cases requiring medical treatment, and 100.00% for hospitalized, severe, and fatal cases.

There are two stages of the phase III clinical trial in Turkey. Participants comprised health care workers in the first stage (K-1) and the general population in the second stage (K-2), with all participants ranging from 18 to 59 years old. As of December 23, 2020, there were 918 participants enrolled in K-1 and 6,453 participants in K-2, for a total of 7,371 participants. Among them, 1,322 participants completed the two-dose vaccination and entered the 14-day observation period after receiving the second dose of the vaccination. Based on an analysis of 29 cases, the efficacy rate for COVID-19 prevention was 91.25% after 14 days following the two-dose vaccination, in adherence with the 0, 14 day schedule.

Sinovac has officially filed conditional market authorization for CoronaVac with China’s National Medical Products Administration (NMPA). Sinovac continues to actively seek regulatory approval for CoronaVac in other countries while contributing to making the COVID-19 vaccine accessible and affordable on a global basis to ensure the prevention and control of the COVID-19 pandemic.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent Pneumococcal Polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including COVID-19 vaccine, CoronaVac, a Sabin-strain inactivated polio vaccine and combined vaccines. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

This announcement contains forward-looking information about the Company’s efforts to develop a potential COVID-19 vaccine that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with clinical data (including the Phase III trial data); the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase III trials or in larger, more diverse populations upon commercialization; the risk that clinical trial data are subject to differing interpretations and assessments, and by regulatory authorities; the risk that we may not be able to create or scale up manufacturing capacity on a timely basis or have access to logistics or supply channels commensurate with global demand for any potential approved vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine candidate; uncertainties regarding the ability to obtain recommendations from public health authorities; uncertainties regarding the impact of COVID-19 on our business, operations and financial results; and competitive developments.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871 or +86-10-5693-1897
Fax: +86-10-6296-6910
Email: ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
Email: william.zima@icrinc.com